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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
================================================================================
1. Name and Address of Reporting Person*

    Lanasa, III                       Joseph             A.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

    New York                          New York            10004
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

    Genesis Health Ventures, Inc.
    (GHVI)
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

================================================================================
4. Statement for Month/Day/Year

    March 25, 2003
================================================================================
5. If Amendment, Date of Original (Month/Day/Year)

================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


               -------------------------------------------

================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

================================================================================

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                          |            |          |           |                                |5.            |6.       |          |
                          |            |          |           | 4.                             |Amount of     |Owner-   |          |
                          |            |          |           | Securities Acquired (A) or     |Securities    |ship     |          |
                          |            |2A.       |3.         | Disposed of (D)                |Beneficially  |Form:    |7.        |
                          |2.          |Deemed    |Transaction| (Instr. 3, 4 and 5)            |Owned         |Direct   |Nature of |
                          |Transaction |Execution |Code       | -------------------------------|Following     |(D) or   |Indirect  |
1.                        |Date        |Date, if  |(Instr. 8) |               | (A) |          |Reported      |Indirect |Beneficial|
Title of Security         |(Month/Day/ |any(Month/|-----------|     Amount    | or  |  Price   |Transactions  |(I)      |Ownership |
(Instr. 3)                |Year)       |Day/Year) | Code  | V |               | (D) |          |(Instr. 3 & 4)|(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                          |            |          |       |   |               |     |          |              |         |          |
Common Stock              |  03/25/03  |          |   S   |   |   1,000,000   |  D  |  $15.00  |   5,220,613  |    I    |   01,02  |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================
               |      |        |    |      |            |                 |                       |        |9.       |10.   |      |
               |2.    |        |    |      |            |                 |                       |        |Number   |Owner-|      |
               |Con-  |        |    |      |            |                 |                       |        |of       |ship  |      |
               |ver-  |        |3A. |      |            |                 |                       |        |Deriv-   |of    |      |
               |sion  |        |De- |      |5.          |                 |7.                     |        |ative    |Deriv-|11.   |
               |or    |        |emed|      |Number of   |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |Exer- |        |Exe-|      |Derivative  |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |cise  |        |cu- |4.    |Securities  |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |Price |3.      |tion|Trans-|Acquired (A)|Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |of    |Trans-  |Date|action|or Disposed |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |Der-  |action  |if  |Code  |of (D)      |(Month/Day/Year) |             |Amount   |ative   |Following|In-   |ficial|
Title of       |iva-  |Date    |any,|(Instr|(Instr. 3,  |-----------------|             |or       |Secur-  |Reported |direct|Owner-|
Derivative     |tive  |(Month/ |(MM/|8)    |4 and 5)    |Date    |Expira- |             |Number   |ity     |Trans-   |(I)   |ship  |
Security       |Secu- |Day/    |DD/ |------|------------|Exer-   |tion    |             |of       |(Instr. |action(s)|(Instr|(Instr|
(Instr. 3)     |rity  |Year)   |YY) |Code|V| (A)  | (D) |cisable |Date    |Title        |Shares   |5)      |(Instr.4)|4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option   |      |        |     |   | |      |     |        |        |             |         |        |         |      |      |
(right to buy) |$16.80|        |     |   | |      |     | Immed. |10/02/12|Common Stock |   2,500 |        |   2,500 | 01,03|01,03 |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option   |      |        |     |   | |      |     |        |        |             |         |        |         |      |      |
(right to buy) |$20.33|        |     |   | |      |     | Immed. |10/02/11|Common Stock |  25,000 |        |  25,000 | 01,03|01,03 |
-----------------------------------------------------------------------------------------------------------------------------------|
Series A       |      |        |     |   | |      |     |        |        |             |         |        |         |      |      |
Convertible    |      |        |     |   | |      |     |        |        |             |         |        |         |      |      |
Preferred      |      |        |     |   | |      |     |        |        |             |         |        |         |      |      |
Stock          |$20.33|        |     |   | |      |     | Immed. |   04   |Common Stock | 353,167 |        |  71,799 |  I   |01,04 |
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein, except to the extent of his pecuniary interest therein, if any.

02: Goldman Sachs beneficially owns directly and GS Group may be deemed to beneficially own indirectly 5,220,613 shares of common stock of Genesis Health Ventures, Inc.

03: These options were granted pursuant to the Genesis Health Ventures, Inc. 2001 Stock Option Plan to the Reporting Person. The Reporting Person has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

04: Goldman Sachs beneficially owns directly and GS Group may be deemed to beneficially own indirectly 71,799 shares of Series A convertible preferred stock of Genesis Health Ventures, Inc. ("Series A Preferred"). The conversion rate is $20.33 of liquidation preference for each share of common stock. The Series A Preferred has a liquidation preference of $42,600,000 and accrues dividends at the annual rate of 6% payable in additional shares of Series A Preferred. The Series A Preferred are subject to mandatory redemption on October 2, 2010.

By:  s/ Roger S. Begelman                                    March 27, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
              Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.